SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2
                           Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY ("NFG")
NATIONAL FUEL GAS SUPPLY CORPORATION ("NFGSC")
SENECA RESOURCES CORPORATION ("SENECA")
HIGHLAND FOREST RESOURCES, INC., F/K/A HIGHLAND LAND &
         MINERALS, INC. ("HIGHLAND")
LEIDY HUB, INC. ("LEIDY")
DATA-TRACK ACCOUNT SERVICES, INC. ("DATA TRACK")
NATIONAL FUEL RESOURCES, INC. ("NFR")
HORIZON ENERGY DEVELOPMENT, INC. ("HORIZON")
SENECA INDEPENDENCE PIPELINE COMPANY ("SIP")
NIAGARA INDEPENDENCE MARKETING COMPANY ("NIAGARA")
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC. ("UPSTATE") PRVNI SEVEROZAPADNI TEPLARENSKA, A.S., ("PSZT")
NFR POWER, INC. ("POWER")
NATIONAL FUEL EXPLORATION CORP. ("NFEC")

         This certificate constitutes notice that the above named companies have, during the quarter ended June 30, 2000, issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities or instruments:  Four types:

         Security A: Loans to and contributions by non-utility subsidiaries made through the National Fuel Gas Company Money Pool, operated in accordance with the Money Pool agreement filed in SEC File No. 70-9153; Security B: Demand Notes issued by PSZT
         Security C:  Demand Notes issued by Horizon
         Security D:  Demand Notes issued by NFEC

2.       Issue, renewal or guaranty:  Security A:  issue
                                      Security B:  issue
                                      Security C:  issue
                                      Security D:  issue

3.       Principal amount of each security:
                                      Security A: See Exhibit A for detail of loans from and contributions to the Money Pool.
                                      Security B:  See Exhibit B
                                      Security C:  See Exhibit C
                                      Security D:  See Exhibit D

4.       Rate of  interest  per annum of each security:
                                      Security A:  See Exhibit A
                                      Security B:  See Exhibit B
                                      Security C:  See Exhibit C
                                      Security D:  See Exhibit D

5.       Date of issue, renewal or guaranty of each security:
                                      Security A:  See Exhibit A (all
                                      transactions were made pursuant to the
                                      system's current Money Pool Agreement
                                      dated March 23, 1998 as amended)
                                      Security B:  See Exhibit B
                                      Security C:  See Exhibit C
                                      Security D:  See Exhibit D

6.       If renewal of security, give date of original issue:  Not applicable

7.       Date of maturity of each security:
                                      Security A:  Demand Loans
                                      Security B:  Demand Loans
                                      Security C:  Demand Loans
                                      Security D:  Demand Loans

8. Name of the person to whom each security was issued, renewed or guaranteed:
                                      Security A: Not applicable (loans to and contributions by non-utility participants of the system's Money Pool)
                                      Security B:  Horizon
                                      Security C:  NFG
                                      Security D:  Seneca

9.       Collateral given with each security, if any:  None

10.      Consideration received for each security:  Cash
                                      Security A:  See Exhibit A
                                      Security B:  See Exhibit B
                                      Security C:  See Exhibit C
                                      Security D:  See Exhibit D

11.      Application of proceeds of each security:  General business purposes

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
         a.  the provisions contained in the first sentence of Section 6(b):
         b.  the provisions contained in the fourth sentence of Section 6(b):
         c. the provisions contained in any rule of the Commission other than Rule U-48: X

13.      If the  security  or  securities  were exempt  from the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.


NATIONAL FUEL GAS COMPANY


By:  /s/ P. C. Ackerman
   ------------------------------------
   P. C. Ackerman
   President



SENECA RESOURCES CORPORATION


By:  /s/ J. A. Beck
   ------------------------------------
   J. A. Beck
   President

NATIONAL FUEL GAS SUPPLY CORPORATION


By:  /s/ D. J. Seeley
   ------------------------------------
   D. J. Seeley
   President



NATIONAL FUEL RESOURCES, INC.


By:  /s/ R. J. Kreppel
   ------------------------------------
   R. J. Kreppel
   President



HORIZON ENERGY DEVELOPMENT, INC.


By:  /s/ P. C. Ackerman
   ------------------------------------
   P. C. Ackerman
   President



HIGHLAND FOREST RESOURCES, INC.


By:  /s/ J. A. Beck
   ------------------------------------
   J. A. Beck
   President



DATA-TRACK ACCOUNT SERVICES, INC.


By:  /s/ P. C. Ackerman
   ------------------------------------
   P. C. Ackerman
   President




LEIDY HUB, INC.


By:  /s/ W. E. DeForest
   ------------------------------------
   W. E. DeForest
   President



SENECA INDEPENDENCE PIPELINE COMPANY


By:  /s/ W. E. DeForest
   ------------------------------------
   W. E. DeForest
   President, Secretary and Treasurer



NIAGARA INDEPENDENCE MARKETING COMPANY


By:  /s/ C. H. Friedrich
   ------------------------------------
   C. H. Friedrich
   Treasurer



UPSTATE ENERGY INC.


By:  /s/ C. H. Friedrich
   ------------------------------------
   C. H. Friedrich
   Treasurer



PRVNI SEVEROZAPADNI TEPLARENSKA, A.S.


By:  /s/ P. C. Ackerman
   ------------------------------------
   P. C. Ackerman
   Director




NFR POWER, INC.


By:  /s/ R. J. Kreppel
   ------------------------------------
   R. J. Kreppel
   President



NATIONAL FUEL EXPLORATION CORP.


By:  /s/ G. W. Burns
   ------------------------------------
   G. W. Burns
   President


Date:  August 10, 2000




        Company Key
        -----------
                                                Names Used In
        Company                                 Schedules For This Report
        -------                                 -------------------------

        National Fuel Gas Company               NFG
        National Fuel Gas Supply Corporation    NFGSC
        Seneca Resources Corporation            Seneca
        Horizon Energy Development, Inc.        Horizon
        Data-Track Account Services, Inc.       Data Track
        Highland Forest Resources, Inc.         Highland
        National Fuel Resources, Inc.           NFR
        Leidy Hub, Inc.                         Leidy
        Seneca Independence Pipeline Company    SIP
        Upstate Energy Inc.                     Upstate
        Prvni Severozapdni Teplarenska, a.s.    PSZT
        NFR Power, Inc.                         Power
        National Fuel Exploration Corp.         NFEC